                             JAMES RIVER GROUP, INC.
                          1414 RALEIGH ROAD, SUITE 415
                        CHAPEL HILL, NORTH CAROLINA 27517

August 5, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

                  Re:    James River Group, Inc.
                         Registration Statement on Form S-1
                         Registration No. 333-124605
                         -----------------------------------

Ladies and Gentlemen:

         On behalf of James River Group, Inc. (the "Company"), the undersigned respectfully requests acceleration of the above-referenced Registration
Statement on Form S-1 to August 8, 2005 at 12:00 p.m. (Eastern Time), or as soon thereafter as practicable.

         In connection herewith, the Company hereby acknowledges the following:

               o    Should the Commission or the staff, acting pursuant to
                    delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with
                    respect to the filing;

               o    The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility
                    for the adequacy and accuracy of the disclosure in the
                    filing; and

               o    The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                          Sincerely,

                                          James River Group, Inc.

                                          /s/ J. Adam Abram
                                          -------------------
                                          By:      J. Adam Abram
                                          Title:   President and Chief Executive
                                                   Officer